EXHIBIT 99

February 1, 2007

Ms. H. Paulett Eberhart

Mr. John R. Butler

Audit Committee

Board of Directors

Anadarko Petroleum Corporation

1201 Lake Robbins Drive

The Woodlands, Texas 77380

Ladies and Gentlemen:

In accordance with your request, we have examined the proforma estimates prepared by Anadarko Petroleum Corporation (Anadarko), as of December 31, 2006, of the proved reserves and future revenue to the Anadarko interest in certain oil and gas properties located throughout the world. We have also examined Anadarko’s procedures and controls used in preparing such estimates. The estimates shown herein are for Anadarko’s legacy properties only and do not include estimates for the properties obtained in the acquisition of Kerr-McGee Corporation (KMG) and Western Gas Resources Inc. (Western) in late 2006. These estimates are based on constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of reserves and future revenue conform to the guidelines of the U.S. Securities and Exchange Commission (SEC). Anadarko’s proforma estimates are after deductions for the pending sales of Big Foot, Genghis Khan, Knotty Head, and Vernon Fields. The estimates of reserves and future revenue were prepared by Anadarko’s internal reserve estimators and are the responsibility of Anadarko’s management. The purpose of this letter is to express an opinion on these estimates based on our examination.

We conducted our examination in accordance with standards set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. Those standards require that we plan and perform the examination to obtain reasonable assurance that Anadarko’s reserve and future revenue estimates comply with the guidelines of the SEC and conform to generally accepted petroleum engineering and evaluation principles. In the course of our examination, we reviewed the systems and controls used by Anadarko in preparing and compiling its reserve and future revenue estimates, participated in Anadarko’s internal Reserve Review Team (RRT) to examine the technical consistency and accuracy of the reserve estimating process, evaluated the training on the application of the SEC guidelines, and conducted certain compliance, investigative, and substantive tests of the reserve and future revenue estimates.

The following table sets forth Anadarko’s estimates of the net reserves and future net revenue, as of December 31, 2006:

	Net Reserves		Future Net Revenue (M$)
Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed	530,214	4,895,995	33,625,249	18,237,065
Proved Undeveloped	421,376	1,127,864	16,952,892	6,369,069

Total Proved	951,590	6,023,859	50,578,141	24,606,134

Note:	These estimates are for Anadarko’s legacy properties only and do not include estimates for the properties obtained in the acquisition of KMG and Western in late 2006.

The following table sets forth Anadarko’s proforma estimates of the net reserves and future net revenue, as of December 31, 2006:

	Net Reserves		Future Net Revenue (M$)
Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed	529,876	3,850,370	29,265,852	16,742,769
Proved Undeveloped	363,145	1,004,988	14,203,272	4,790,841

Total Proved	893,021	4,855,358	43,469,124	21,533,610

Note:	Anadarko’s proforma estimates are after deductions for the pending sales of Big Foot, Genghis Khan, Knotty Head, and Vernon Fields. These proforma estimates also do not include estimates for the properties obtained in the acquisition of KMG and Western in late 2006.

The oil reserves shown include crude oil, condensate, and natural gas liquids (NGL). Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

Based on our examination, Anadarko’s proforma estimates of proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles in conformance with SEC definitions and guidelines. We are satisfied with the methods and procedures used by Anadarko in preparing the December 31, 2006, reserve and future revenue proforma estimates, and we saw nothing of an unusual nature that would cause us to take exception with the proforma estimates, in the aggregate, as prepared by Anadarko.

The estimates shown herein are for proved developed and proved undeveloped reserves. Proved developed reserves include proved developed producing and proved developed non-producing reserves. Anadarko’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserve categorization conveys the relative degree of certainty; the estimates of reserves and future revenue included herein have not been adjusted for risk.

Oil prices used by Anadarko are based on a December 31, 2006, West Texas Intermediate posted price of $57.75 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used by Anadarko are based on a December 31, 2006, Henry Hub spot market price of $5.635 per MMBTU and are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines.

Lease and well operating costs used by Anadarko are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Anadarko are included only to the extent that they are covered under joint operating agreements for the operated properties. Lease and well operating costs are held constant in accordance with SEC guidelines. Anadarko’s estimates of capital costs are included as required for workovers, new development wells, and production equipment.

It should be understood that our examination does not constitute a complete reserve study of the oil and gas properties of Anadarko. Our examination consisted of: (1) a review and verification of the internal reserves management process including Anadarko’s policies and controls systems; (2) a series of reviews with each of Anadarko’s asset teams to investigate the procedures and methods used by Anadarko, to investigate conformance with SEC requirements, to verify that Anadarko’s reserve estimators understand and adhere to generally accepted petroleum engineering and evaluation principles using SEC definitions and guidelines, and to identify areas for further compliance testing, investigation, and substantiation; and (3) substantive testing of certain proforma reserve and future revenue estimates including detailed independent evaluation and comparison of Anadarko’s estimates to our estimates. During substantive testing we evaluated 31 major properties making up more than 70 percent of Anadarko’s proforma estimates of reserves and accounting for more than 70 percent of the present worth for those reserves, discounted at 10 percent. During the course of the reviews and substantive testing, we examined more that 90 percent of Anadarko’s 2006 reserve adds.

Additional details describing our involvement as a member of Anadarko’s RRT, the results of substantive testing, and our exposure to Anadarko’s reserve estimating process are discussed in Exhibit 1.

In evaluating the information at our disposal concerning this examination, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this examination, along with data provided by Anadarko, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Anadarko Petroleum Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

NETHERLAND, SEWELL & ASSOCIATES, INC.

		By:	/s/ FREDERIC D. SEWELL
Frederic D. Sewell, P.E.
Chairman and Chief Executive Officer

By:	/s/ LEE E. GEORGE	By:	/s/ P. L. HIGGS
	Lee E. Gerorge, P.E.		Patrick L. Higgs, P.G.
	Vice President		Vice President and Technical Advisor

Date Signed: February 1, 2007	Date Signed: February 1, 2007

LEG:LMP

Exhibit 1

DISCUSSION OF RESERVE ESTIMATING PROCESS

AND RESULTS OF SUBSTANTIVE TESTING

Netherland, Sewell & Associates, Inc. has been engaged by the Audit Committee of the Board of Directors of Anadarko Petroleum Corporation (Anadarko) to examine the proforma estimates prepared by Anadarko. The following opinions are based on our involvement as a member of Anadarko’s Reserve Review Team (RRT), the results of substantive testing, and our exposure to Anadarko’s reserve estimating process.

SUFFICIENCY OF MANAGEMENT’S POLICIES, EXPECTATIONS, AND CONTROLS

It is our judgment that technical competency, knowledge of U.S. Securities and Exchange Commission (SEC) definitions, and objectivity of the reserve estimators is reasonably sufficient given the nature of Anadarko’s properties. For the purposes of this examination, a reserve estimator is an Anadarko employee who is designated by management to be in responsible charge of estimating and evaluating reserves. The reserve estimators either personally make the estimates or supervise and approve estimates made by others. The estimators include staff-level engineers and geoscientists, direct supervisors, and area managers who have practical industry experience ranging from 3 to more than 20 years. All estimators have obtained a bachelor’s or advanced degree in an appropriate discipline from a college or university of recognized stature. Some estimators are licensed professional engineers. Given the nature and diversity of the properties, Anadarko utilizes an appropriate range of engineering, geological, geophysical, and petrophysical expertise.

As a resource for the reserve estimators, the SEC reserve definitions and guidelines are available via Anadarko’s internal web site. This web site provides additional guidance and elaborates on management’s expectations regarding adherence to the SEC reserve definitions. Moreover, the Anadarko Reserves Manager routinely provides reserve booking guidance, communicates management’s expectations, and emphasizes ethics via various training and review meetings conducted throughout the year with each asset team. It should be noted that Anadarko provides its staff with several unrestricted means of reporting ethical concerns and irregularities, without fear of retaliation, and expects its estimators to use those means to report valid concerns.

Anadarko uses a RRT to appraise significant reserve booking decisions and to assure that consistent reserve estimating practices, in compliance with SEC definitions, are used throughout the company. The internal team members consist of several senior engineers and geoscience personnel including the Reserves Manager, Chief Engineer, Chief Geologist, and other highly experienced engineers. We participate as an external member of the team and are therefore able to observe, in reasonable detail, the procedures and methods used by the reserve estimators, the enforcement of management’s reserve booking policies and controls, and the adherence of the estimators to SEC definitions and guidelines in developing the reserve estimates.

With respect to objectivity, it is important to note that reserve bookings do impact the annual bonuses of the internal Anadarko reserve estimators. However, we understand that the bonus system is: (1) based on other company performance indicators rather than just reserves and (2) applied uniformly across the company rather than at the asset team level. As Anadarko’s reserve base is relatively diverse and does not have a high concentration in any single property, it is unlikely that the actions taken by any individual or asset team could materially affect an individual estimator’s bonus. Furthermore, Anadarko’s members of the RRT do not participate in this bonus system. The RRT is involved in the reserves approval, thus providing compensating control with respect to objectivity.

RESULTS OF PROCEDURES AND METHODS REVIEWS

As a member of the RRT, we met with Anadarko personnel on many occasions throughout the year and reviewed the geologic and engineering methodologies used by Anadarko as well as the resulting reserve estimates for certain asset areas. For the initial investigation a questionnaire was provided to each asset team that qualitatively tested for both SEC compliance and the estimators understanding of the characterization of reserves. The results of this questionnaire were used as part of the screening process to select properties for review; reviews were scheduled with each asset team to discuss the identified issues along with other procedures and methods used in the estimation of reserves.

The goals of the reviews were to verify that Anadarko’s reserve estimates were prepared in accordance with the guidelines and definitions of the SEC using generally accepted petroleum engineering and evaluation principles and to determine, for the properties reviewed, the reasonableness of Anadarko’s methods and procedures. The reviews focused on the reserve determination methodologies and the data used in preparing these estimates. The information and data presented during a review may have included, but were not limited to, geological and geophysical interpretations; structure, isopach, and amplitude maps; 3-D seismic displays; datum pressure and temperature; formation test results; fluid gradient analysis; well logs; petrophysical zone summaries and calculation methodology; fluid property analysis; results of reservoir simulation and material balance modeling; well and field performance data; reserve analogies; statistical analysis; future development plans; operating expenses; capital expenses; price differentials; and reserves and flowstreams. From these reviews, we obtained a basis from which we can express general opinions about (1) the sufficiency and reliability of the reserve database including the basic engineering and geologic data, (2) the reasonableness of the procedures and methods used, and (3) the compliance with SEC definitions and guidelines.

The nature and quality of the basic engineering and geologic data that underlies the reserve estimates are typically very good. Anadarko maintains a high-quality production database that contains individual well production and is routinely updated. Other basic data including well logs, pressure data, core reports, and fluid property studies are usually state-of-the-art at the time of acquisition. The reserves database is well maintained by the company’s reserves group. In most cases, well-level forecasts are contained in the database. Additions or changes to the database are stewarded and verified by the reserves group.

In preparing the reserve estimates, it is our opinion that the Anadarko estimators make reasonable use of the basic data along with generally accepted geologic and engineering methods including volumetrics, historical performance, analogs, and mathematical models. Multiple methods are applied when necessary. In some cases, particularly in new areas and in enhanced recovery projects, Anadarko’s estimators rely on simulation models or other highly technical methods. In those cases, analog data are used to the extent possible to validate the reasonableness of the methods and results.

It is our judgment that the reviews were sufficient to determine that the general methods and procedures used by Anadarko in the reserve estimation process are reasonable and the estimates for the properties prepared using such methods and procedures appear to be reasonable. Based on the reviews, it is also our opinion that the reserve estimates have been prepared using SEC guidelines and definitions in conformance with generally accepted petroleum engineering and evaluation principles.

In the absence of other investigation and independent testing, it should be understood that, a review of procedures and methods alone is unable to fully validate the numerous underlying judgments required in the preparation of reserve estimates, nor does such a level of investigation allow for the full examination of uncertainty ranges in basic engineering and geologic data. Nevertheless, if we found an issue or concern during the review of the procedures and methods, we considered the magnitude of that concern along with other factors when making our selection of properties to examine by substantive testing. We also considered Anadarko’s probable or possible reserve estimates in the review process only to the extent that new data or information could legitimately allow those reserve estimates to be classified as proved reserves.

RESULTS OF SUBSTANTIVE TESTING

For the purposes of this examination, substantive testing is defined as the quantitative independent analysis where we develop our own estimates of reserves and future net revenue using basic geologic and engineering data along with interpretations made by us or, when determined to be sufficiently reliable and accurate, interpretations made by Anadarko’s estimators. Our independent estimates are compared with Anadarko’s estimates on a property-by-property basis. The differences between the estimates allows us to form an opinion about the reasonableness of Anadarko’s estimates. We selected the properties for substantive testing based on several considerations including materiality, geographic area, reserve estimation methodology, susceptibility to change, and/or concerns raised in the procedures and methods reviews. The properties selected include Alpine, Brookeland, Brookeland Tyler, Bruff, Carthage, County Line, Davidson Ranch, Drunkards Wash, Elk Basin, Echo Springs, Freestone, Giddings Central, Giddings Deep, Giddings Northstars, Haley, Helper, Hugoton, Independence Hub, K2/K2N, Marco Polo, Oak Hill & Henderson, ORRI forecasts, Ozona Canyon, Patrick Draw, Salt Creek, Salt Creek South, Sussex, Table Rock, Wamsutter, HBN and ORD Fields in Algeria, and Al Rayyan Field in Qatar. The substantive testing was conducted throughout 2006, and these properties comprise more than 70 percent of Anadarko’s proforma net reserves and account for more than 70 percent of the present worth for those reserves, discounted at 10 percent.

OTHER CONSIDERATIONS

In conducting our review of procedures and methods or in performance of substantive testing, we have not independently verified the accuracy and completeness of the information and data furnished by Anadarko with respect to ownership interest, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data,we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

February 1, 2007

Ms. H. Paulett Eberhart

Mr. John R. Butler

Audit Committee

Board of Directors

Anadarko Petroleum Corporation

1201 Lake Robbins Drive

The Woodlands, Texas 77380

Ladies and Gentlemen:

In accordance with your request, we have completed a review of the procedures and methods used by Anadarko Petroleum Corporation (Anadarko) in preparing its estimates of proved reserves and future revenue, as of December 31, 2006, in certain legacy Kerr-McGee Corporation (KMG) oil and gas properties located in the United States and China. The estimates of reserves and future revenue were prepared by Anadarko’s internal reserve estimators and are the responsibility of Anadarko’s management. The purpose of this letter is to express an opinion on the procedures and methods based on our review.

The opinions expressed herein are based on our involvement as a participant in reviews of certain oil and gas properties and our exposure to Anadarko’s reserve estimating process. In total, 25 field reserve review meetings were conducted in Anadarko’s offices in Houston and Dallas, Texas, and Denver, Colorado. The review meetings took place from September through November of 2006, with final follow-up responses completed in January 2007. The initial meetings generally ranged in duration from two to six hours for each field with follow-up questions, comments, and replies conducted throughout the last half of 2006. It is our understanding that the properties reviewed represented a total of 742.3 million barrels-of-oil equivalent or approximately 83.6 percent of the total proved reserves of the legacy KMG properties as of December 31, 2006. A table of the properties reviewed is included as Exhibit 1.

The goals of the reviews were to verify that Anadarko’s reserve estimates for the legacy KMG properties were prepared in accordance with the guidelines and definitions of the U.S. Securities and Exchange Commission (SEC) using generally accepted petroleum engineering and evaluation principles and to determine, for the properties reviewed, the reasonableness of Anadarko’s methods, procedures, and estimates. The reviews focused on reserve determination methodologies, procedures, and the data used in preparing these estimates.

For our reviews, we met with Anadarko’s personnel and reviewed the geologic and engineering procedures and methodologies used as well as the resulting reserve estimates for the legacy KMG properties prepared by Anadarko. Presented to us were future development plans and the basis for reserves and oil and gas projections. The information and data presented during a review may have included, but were not limited to, geological and geophysical interpretations; structure, isopach, and amplitude maps; 3-D seismic displays; datum pressure and temperature; formation test results; fluid gradient analysis; well logs; petrophysical zone summaries and calculation methodology; fluid property analysis; results of reservoir simulation and material balance modeling; well and field performance data; reserve analogies; statistical analysis; future development plans; operating expenses; capital expenses; price differentials; and reserves and flowstreams.

Although we have not completed independent reserve estimates, it is our judgment that the reviews were sufficient to determine that the general methods and procedures used by Anadarko in estimating the reserves for the legacy KMG properties are reasonable. In our opinion, the estimates for those properties reviewed have been prepared in accordance with SEC guidelines and definitions using generally accepted petroleum engineering and evaluation principles.

It should be understood that this was a review of procedures, methods, and certain internal estimates only and does not constitute a complete review, study, or audit of the estimated proved reserves and future revenue for the legacy KMG properties. We did not consider Anadarko’s probable or possible estimates in the review process but may have seen these estimates on certain properties as related to overall reserve distributions. In the conduct of our review, we have not independently verified the accuracy and completeness of information and data furnished by Anadarko with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

In the absence of other investigation and independent testing, it should be understood that, a review of procedures and methods alone is unable to fully validate the numerous underlying judgments required in the preparation of reserve estimates, nor does such a level of investigation allow for the full examination of uncertainty ranges in basic engineering and geologic data. For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties.

In evaluating the information at our disposal concerning this review, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this review, along with data provided by Anadarko, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Anadarko Petroleum Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

NETHERLAND, SEWELL & ASSOCIATES, INC.

		By:	/s/ FREDERIC D. SEWELL
Frederic D. Sewell, P.E.
Chairman and Chief Executive Officer

By:	/s/ DAVID B. COX	By:	/s/ P. L. HIGGS
	David B. Cox, P.E.		Patrick L. Higgs, P.G.
	Senior Vice President		Vice President and Technical Advisor

Date Signed: February 1, 2007		Date Signed: February 1, 2007

DBC:SAT

Exhibit 1

LEGACY KERR-MCGEE CORPORATION PROPERTIES

REVIEWED BY NETHERLAND, SEWELL & ASSOCIATES, INC.

Number	Business Unit	Field
1	Gulf of Mexico Deep	Baldpate (GB 260)
2	Gulf of Mexico Deep	Blind Faith (MC 695/696)
3	Gulf of Mexico Deep	Boomvang (EB643)
4	Gulf of Mexico Deep	Conger (GB 215 N/2)
5	Gulf of Mexico Deep	Constitution (GC 680)
6	Gulf of Mexico Deep	Gunnison (GB 688)
7	Gulf of Mexico Deep	Nansen (EB 602)
8	Gulf of Mexico Deep	Neptune (VK 826)
9	Gulf of Mexico Deep	Red Hawk (GB 877)
10	Gulf of Mexico Deep	Tahiti (GC 640)
11	Gulf of Mexico Deep	Ticonderoga (GC 768)
12	Other International	CFD 11-1
13	Other International	CFD 11-2
14	Other International	CFD 11-3/5
15	Other International	CFD 11-6
16	Other International	CFD 12-1
17	Other International	CFD 12-1S
18	Rocky Mountain	Moxa Arch
19	Rocky Mountain	Natural Buttes
20	Rocky Mountain	Wattenberg
21	Southern Region	Andrews
22	Southern Region	Elm Grove
23	Southern Region	Flores
24	Southern Region	J C Martin
25	Southern Region	Mocane-Laverne Gas Area

All estimates and exhibits herein are part of this NSAI report and are subject to its parameters and conditions.

January 25, 2007

Mr. Michael O. Bridges

Anadarko Petroleum Corporation

1099 18th Street, Suite 1200

Denver, Colorado 80202

Dear Mr. Bridges:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2006, to the Anadarko Petroleum Corporation (Anadarko) interest in certain oil and gas properties located in Colorado, Montana, New Mexico, Utah, and Wyoming. The properties included in this report were purchased from Western Gas Resources, Inc. on August 23, 2006. This report has been prepared using constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of proved reserves and future revenue in this report conform to the guidelines of the U.S. Securities and Exchange Commission (SEC).

As presented in the accompanying summary projections, we estimate the net reserves and future net revenue to the Anadarko interest in these properties, as of December 31, 2006, to be:

	Net Reserves		Future Net Revenue (M$)
Category	Condensate (MBBL)	Gas (MMCF)	Total	Present Worth at 10%

Proved Developed
Producing	1,435.8	352,804.4	1,005,114.8	623,884.9
Non-Producing	58.2	150,372.8	346,419.9	225,906.3
Proved Undeveloped	2,901.3	477,043.8	1,015,759.4	315,985.2

Total Proved	4,395.4	980,221.0	2,367,294.1	1,165,776.4

Totals may not add because of rounding.

Condensate volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved developed producing, proved developed non-producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserve categorization conveys the relative degree of certainty; the estimates of reserves and future revenue included herein have not been adjusted for risk. Definitions of reserve categories are presented immediately following this letter.

Future gross revenue to the Anadarko interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Condensate prices used in this report are based on a December 31, 2006, West Texas Intermediate posted price of $57.75 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used in this report are based on a December 31, 2006, Henry Hub spot market price of $5.635 per MMBTU and are adjusted by lease for energy content, transportation and compression fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines.

Lease and well operating costs used in this report are based on operating expense records of Anadarko. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include direct lease- and field-level costs and (company)’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Anadarko interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Anadarko receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. The reserves may or may not be recovered; if they are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for non-producing zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. Because such reserve estimates are usually subject to greater revision than those based on substantial production and pressure data, it may be necessary to revise these estimates as additional performance data become available. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Anadarko Petroleum Corporation, other interest owners, various operators of the properties, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

NETHERLAND, SEWELL & ASSOCIATES, INC.

		By:	/s/ FREDERIC D. SEWELL
Frederic D. Sewell, P.E.
Chairman and Chief Executive Officer

By:	/s/ DAN PAUL SMITH	By:	/s/ JOHN G. HATTNER
	Dan Paul Smith, P.E.		John G. Hattner, P.G.
	Senior Vice President		Senior Vice President

Date Signed: January 25, 2007		Date Signed: January 25, 2007

DPS:JSR

DEFINITIONS OF OIL AND GAS RESERVES

Adapted from Securities and Exchange Commission Regulation S-X Rule 4-10(a) and
the 1997 Society of Petroleum Engineers and World Petroleum Council Reserves Definitions

PROVED RESERVES

The following definitions of proved reserves are set forth in Securities and Exchange Commission (SEC) Regulation S-X Section 210.4-10(a). Also included (in italics) are certain subsequent interpretations set forth in the SEC’s Corporate Finance Accounting Interpretations and Guidance [SEC Interpretations]; SEC Staff Accounting Bulletins: Topic 12 [SEC Topic 12]; and the 1997 reserves definitions approved by the Society of Petroleum Engineers and World Petroleum Council [SPE/WPC Definitions].

Proved Oil and Gas Reserves.    Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

The determination of reasonable certainty is generated by supporting geological and engineering data. There must be data available which indicate that assumptions such as decline rates, recovery factors, reservoir limits, recovery mechanisms and volumetric estimates, gas-oil ratios or liquid yield are valid. If the area in question is new to exploration and there is little supporting data for decline rates, recovery factors, reservoir drive mechanisms etc., a conservative approach is appropriate until there is enough supporting data to justify the use of more liberal parameters for the estimation of proved reserves. The concept of reasonable certainty implies that, as more technical data becomes available, a positive, or upward, revision is much more likely than a negative, or downward, revision.

Existing economic and operating conditions are the product prices, operating costs, production methods, recovery techniques, transportation and marketing arrangements, ownership and/or entitlement terms and regulatory requirements that are extant on the effective date of the estimate. An anticipated change in conditions must have reasonable certainty of occurrence; the corresponding investment and operating expense to make that change must be included in the economic feasibility at the appropriate time. These conditions include estimated net abandonment costs to be incurred and duration of current licenses and permits.

If oil and gas prices are so low that production is actually shut-in because of uneconomic conditions, the reserves attributed to the shut-in properties can no longer be classified as proved and must be subtracted from the proved reserve data base as a negative revision. Those volumes may be included as positive revisions to a subsequent year’s proved reserves only upon their return to economic status. [SEC Interpretations]

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Proved reserves may be attributed to a prospective zone if a conclusive formation test has been performed or if there is production from the zone at economic rates. It is clear to the SEC staff that wireline recovery of small volumes (e.g. 100 cc) or production of a few hundred barrels per day in remote locations is not necessarily conclusive. Analyses of open-hole well logs which imply that an interval is productive are not sufficient for attribution of proved reserves. If there is an indication of economic producibility by either formation test or production, the reserves in the legal and technically justified drainage area around the well projected down to a known fluid contact or the lowest known hydrocarbons, or LKH may be considered to be proved.

In order to attribute proved reserves to legal locations adjacent to such a well (i.e. offsets), there must be conclusive, unambiguous technical data which supports reasonable certainty of production of such volumes and sufficient legal acreage to economically justify the development without going below the shallower of the fluid contact or the LKH. In the absence of a fluid contact, no offsetting reservoir volume below the LKH from a well penetration shall be classified as proved.

Definitions - Page 1 of 5

DEFINITIONS OF OIL AND GAS RESERVES

Adapted from Securities and Exchange Commission Regulation S-X Rule 4-10(a) and
the 1997 Society of Petroleum Engineers and World Petroleum Council Reserves Definitions

Upon obtaining performance history sufficient to reasonably conclude that more reserves will be recovered than those estimated volumetrically down to LKH, positive reserve revisions should be made. [SEC Interpretations]

Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. [SEC Topic 12]

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

If an improved recovery technique which has not been verified by routine commercial use in the area is to be applied, the hydrocarbon volumes estimated to be recoverable cannot be classified as proved reserves unless the technique has been demonstrated to be technically and economically successful by a pilot project or installed program in that specific rock volume. Such demonstration should validate the feasibility study leading to the project. [SEC Interpretations]

Estimates of proved reserves do not include the following:

(A)	oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;
(B)	crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;
(C)	crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and
(D)	crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Geologic and reservoir characteristic uncertainties such as those relating to permeability, reservoir continuity, sealing nature of faults, structure and other unknown characteristics may prevent reserves from being classified as proved. Economic uncertainties such as the lack of a market (e.g. stranded hydrocarbons), uneconomic prices and marginal reserves that do not show a positive cash flow can also prevent reserves from being classified as proved. Hydrocarbons “manufactured” through extensive treatment of gilsonite, coal and oil shales are mining activities reportable under Industry Guide 7. They cannot be called proved oil and gas reserves. However, coal bed methane gas can be classified as proved reserves if the recovery of such is shown to be economically feasible.

In developing frontier areas, the existence of wells with a formation test or limited production may not be enough to classify those estimated hydrocarbon volumes as proved reserves. Issuers must demonstrate that there is reasonable certainty that a market exists for the hydrocarbons and that an economic method of extracting, treating and transporting them to market exists or is feasible and is likely to exist in the near future. A commitment by the company to develop the necessary production, treatment and transportation infrastructure is essential to the attribution of proved undeveloped reserves. Significant lack of progress on the development of such reserves may be evidence of a lack of such commitment. Affirmation of this commitment

Definitions - Page 2 of 5

DEFINITIONS OF OIL AND GAS RESERVES

Adapted from Securities and Exchange Commission Regulation S-X Rule 4-10(a) and
the 1997 Society of Petroleum Engineers and World Petroleum Council Reserves Definitions

may take the form of signed sales contracts for the products; request for proposals to build facilities; signed acceptance of bid proposals; memos of understanding between the appropriate organizations and governments; firm plans and timetables established; approved authorization for expenditures to build facilities; approved loan documents to finance the required infrastructure; initiation of construction of facilities; approved environmental permits etc. Reasonable certainty of procurement of project financing by the company is a requirement for the attribution of proved reserves. An inordinately long delay in the schedule of development may introduce doubt sufficient to preclude the attribution of proved reserves.

The history of issuance and continued recognition of permits, concessions and commerciality agreements by regulatory bodies and governments should be considered when determining whether hydrocarbon accumulations can be classified as proved reserves. Automatic renewal of such agreements cannot be expected if the regulatory body has the authority to end the agreement unless there is a long and clear track record which supports the conclusion that such approvals and renewal are a matter of course. [SEC Interpretations]

Companies should report reserves of natural gas liquids which are net to their leasehold interests, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instructions to Item 3 of Securities Act Industry Guide 2 and report such reserves separately and describe the nature of the ownership. [SEC Topic 12]

Proved Developed Oil and Gas Reserves.    Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Currently producing wells and wells awaiting minor sales connection expenditure, recompletion, additional perforations or bore hole stimulation treatment would be examples of properties with proved developed reserves since the majority of the expenditures to develop the reserves has already been spent.

Proved developed reserves from improved recovery techniques can be assigned after either the operation of an installed pilot program shows a positive production response to the technique or the project is fully installed and operational and has shown the production response anticipated by earlier feasibility studies. In the case with a pilot, proved developed reserves can be assigned only to that volume attributable to the pilot’s influence. In the case of the fully installed project, response must be seen from the full project before all the proved developed reserves estimated can be assigned. If a project is not following original forecasts, proved developed reserves can only be assigned to the extent actually supported by the current performance. An important point here is that attribution of incremental proved developed reserves from the application of improved recovery techniques requires the installation of facilities and a production increase. [SEC Interpretations]

Proved Developed Producing Reserves.    Reserves subcategorized as producing are expected to be recovered from completion intervals that are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Proved Developed Non-Producing Reserves.    Reserves subcategorized as non-producing include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production. [SPE/WPC Definitions]

Definitions - Page 3 of 5

DEFINITIONS OF OIL AND GAS RESERVES

Adapted from Securities and Exchange Commission Regulation S-X Rule 4-10(a) and
the 1997 Society of Petroleum Engineers and World Petroleum Council Reserves Definitions

Proved Undeveloped Reserves.    Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

The SEC staff points out that this definition contains no mitigating modifier for the word certainty. Also, continuity of production requires more than the technical indication of favorable structure alone (e.g. seismic data) to meet the test for proved undeveloped reserves. Generally, proved undeveloped reserves can be claimed only for legal and technically justified drainage areas offsetting an existing productive well (but structurally no lower than LKH). If there are at least two wells in the same reservoir which are separated by more than one legal location and which show communication (reservoir continuity), proved undeveloped reserves could be claimed between the two wells, even though the location in question might be more than an offset well location away from any of the wells. In this illustration, seismic data could be used to help support this claim by showing reservoir continuity between the wells, but the required data would be the conclusive evidence of communication from production or pressure tests. The SEC staff emphasizes that proved reserves cannot be claimed more than one offset location away from a productive well if there are no other wells in the reservoir, even though seismic data may exist. The use of high-quality, well calibrated seismic data can improve reservoir description for performing volumetrics (e.g. fluid contacts). However, seismic data is not an indicator of continuity of production and, therefore, can not be the sole indicator of additional proved reserves beyond the legal and technically justified drainage areas of wells that were drilled. Continuity of production would have to be demonstrated by something other than seismic data.

In a new reservoir with only a few wells, reservoir simulation or application of generalized hydrocarbon recovery correlations would not be considered a reliable method to show increased proved undeveloped reserves. With only a few wells as data points from which to build a geologic model and little performance history to validate the results with an acceptable history match, the results of a simulation or material balance model would be speculative in nature. The results of such a simulation or material balance model would not be considered to be reasonably certain to occur in the field to the extent that additional proved undeveloped reserves could be recognized. The application of recovery correlations which are not specific to the field under consideration is not reliable enough to be the sole source for proved reserve calculations.

Reserves cannot be classified as proved undeveloped reserves based on improved recovery techniques until such time that they have been proved effective in that reservoir or an analogous reservoir in the same geologic formation in the immediate area. An analogous reservoir is one having at least the same values or better for porosity, permeability, permeability distribution, thickness, continuity and hydrocarbon saturations.

(g)	Topic 12 of Accounting Series Release No. 257 of the Staff Accounting Bulletins states:
In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test.

If the combination of data from open-hole logs and core analyses is overwhelmingly in support of economic producibility and the indicated reservoir properties are analogous to similar reservoirs in the same field that have produced or demonstrated the ability to produce on a conclusive formation test, the reserves may be classified as proved. This would probably be a rare event especially in an exploratory situation. The essence of the SEC definition is that in most cases there must at least be a conclusive formation test in a new reservoir before any reserves can be considered to be proved. [SEC Interpretations]

Definitions - Page 4 of 5

DEFINITIONS OF OIL AND GAS RESERVES

Adapted from Securities and Exchange Commission Regulation S-X Rule 4-10(a) and
the 1997 Society of Petroleum Engineers and World Petroleum Council Reserves Definitions

PROBABLE AND POSSIBLE RESERVES

Reserves definitions approved by the Society of Petroleum Engineers and World Petroleum Council in 1997 set forth additional classifications for probable and possible reserves. However, inasmuch as the SEC does not recognize probable or possible reserves, the sections of this report dealing with such reserves should not be used in filings with the SEC.

Definitions - Page 5 of 5